

July 30, 2012

Via E-mail
Willis Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
778 S. Military Trail
Deerfield Beach, FL 33442

> **Re: Peer Review Mediation and Arbitration, Inc.**
> **Form 8-K**
> **Filed July 26, 2012**
> **File No. 333-154898**

Dear Mr. Hale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Certifying Accountant

1. We show that your file is 333-154898 rather than 000-52712. Please revise the cover page in future filings to reflect the correct file number.

2. Please revise your disclosure in the first paragraph to clarify whether Ronald R. Chadwick, P.C. was dismissed, resigned or declined to stand for re-election and whether the decision to change independent accountants was recommended or approved by your board of directors. Refer to paragraphs (a)(1)(i) and (iii) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the second paragraph to clarify that the report of Ronald R. Chadwick, P.C. for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern.

Item 9.01 Financial Statements and Exhibits

4. Please file an updated letter from Ronald R. Chadwick, P.C. as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief